Concord & Sage PC

April 7, 2025

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Benjamin Holt
Pam Howell

Re:	OneConstruction Group Limited
Form F-1
Submitted April 7, 2025 CIK No. 0002030834

Ladies and Gentlemen:

On behalf of our client, OneConstruction Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the comments contained in the Staff’s letter dated April 4, 2025 regarding the Company’s draft registration statement on Form F-1 submitted on April 3, 2025. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission. The Revised Registration Statement has been updated to fully comply with Form F-1 requirements by including all necessary information directly.

The Staff’s comments from its letter dated April 4, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-1 filed April 3, 2025

Management

Compensation of Directors and Executive Officers, page 84

1.	Please revise to provide compensation for the last full financial year, March 31, 2025, as required by Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 84 of the Revised Registration Statement.

Management

Compensation of Directors and Executive Officers, page 84

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung